

November 23, 2011

Via E-mail
Alyson G. Beasley
Vice President & Treasurer
Southeastern Banking Corporation
P. O. Box 455, 1010 North Way
Darien, Georgia 31305

> **Re:** **Southeastern Banking Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Response Dated August 23, 2011**
> **File No. 000-32627**

Dear Ms. Beasley:

We have reviewed your supplemental response and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

September 30, 2011 Form 10-Q

Management's Discussion and Analysis of Financial Condition and Results of Operations – Troubled Debt Restructurings, page 31

1. We note your disclosure that one loan with a balance of $2.3 million was "upgraded" out of TDR status based on performance. Please tell us the relevant facts and circumstances related to your decision to "upgrade" the loan out of TDR status and the guidance which supports your determination. Also tell us in detail how you determined that the restructuring agreement specified an interest rate equal to or greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief